June 5, 2009

United States Securities and Exchange Commission
Office of the Chief Accountant
100 F Street NE
Washington, D.C. 20549-7010

Attention:              Leslie Overton

Re:          Scout Exploration, Inc., a Nevada corporation –
Form 8-K filed August 14, 2008; File No. 000-52280

Dear Ms. Overton:

Please be informed that we received a letter dated March 13, 2009, from Chris White, Branch Chief, regarding our Form 10-KSB for the fiscal year ended September 30, 2008, which was filed with the SEC on January 29, 2009, and Form 8-K, which was filed with the SEC on August 14, 2008.  In that letter, Mr. White identified certain issues that he had with respect to that Form 10-KSB, and requested that we prepare and file with the SEC an amended Form 10-KSB.  In that regard, on or about May 8, 2009, we filed an amended Form 10-K with the SEC.

Additionally, in that letter, Mr. White identified certain issues regarding that Form 8-K.  Accordingly, Mr. White requested that we prepare and file an amended Form 8-K to disclose and make available certain required information, including financial statements of Kerrisdale Resources Ltd. (“Kerrisdale”) and pro forma financial information, as required by Items 310(c) and 310(d) of Regulation S-B.

Since the closing of our acquisition of Kerrisdale, we have continued to request from Brian C. Mahood, the previous sole shareholder and management of Kerrisdale, the information required to prepare and file an amended Form 8-K, which would disclose the information requested by Mr. White in that letter.  Mr. Mahood has failed to provide us with that information.

On or about April 15, 2009, we were notified by Mr. Mahood that, in his opinion, we were in default of the Share Purchase Agreement among Kerrisdale, Mr. Mahood, and us dated January 1, 2008, as amended on December 31, 2008 (the “Purchase Agreement”) and General Security Agreement among Kerrisdale and Mr. Mahood dated June 18, 2008 pursuant to which we acquired Kerrisdale. Unfortunately, the cash from the operations of Kerrisdale is and has been insufficient to pay the amounts payable to Mr. Mahood pursuant to the Purchase Agreement.  Accordingly, Mr. Mahood has not received the funds he anticipated as a result of our acquisition of Kerrisdale.  This resulted in a significant deterioration of the relationship among Mr. Mahood, on the one hand, and us, on the other hand, regarding various matters, including, but not limited

United States Securities and Exchange Commission
Office of the Chief Accountant
June 5, 2009

to, our ability to obtain certain information regarding Kerrisdale, including financial information, from Mr. Mahood.

During the time we operated Kerrisdale, we had access to the financial information regarding Kerrisdale and its operations, and we prepared and filed with the SEC the required information regarding current operations of Kerrisdale. We have not been able to acquire, and we believe that there does not exist, the information relating to Kerrisdale and its operations before the date we acquired Kerrisdale, which would enable us to comply with the disclosure requirements regarding Kerrisdale requested by Mr. White in that letter as an amended Form 8-K.

Accordingly, we hereby respectfully request that you consider and grant us a waiver with respect to our disclosure of financial information regarding Kerrisdale and its past operations requested by Mr. White in that letter, as we will not be able to acquire that information.  Accordingly, we will not be able to prepare and file an appropriate amended Form 8-K.

We understand and are aware that this request is unusual but, considering the circumstances, we have no other alternative.  In the past, we have been diligent about filing the required information with the SEC on a timely basis and, but for the unavailability of the required information, we would have prepared and filed the requested amended Form 8-K regarding Kerrisdale and its operations by now.

Finally, your time, attention, and cooperation regarding this matter are appreciate significantly.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.  Thank you.

Sincerely,

Scout Exploration, Inc.,
a Nevada corporation

/s/ Jason Walsh

By:        Jason Walsh
Its:        Secretary and Director